Briefing Paper

BHP

HBI Western Australia

May 2000

Overview

- BHP's financial results for the March 2000 quarter include an abnormal item of A$1 138 million (before tax), A$794 million (after tax) representing a write-off of the Port Hedland HBI plant.
- The Port Hedland HBI facility is one of the key portfolio performance issues facing BHP.
- Process and operational performance and subsidiary equipment reliability issues remain as significant challenges to the outlook for the financial performance of the plant.
- An improvement plan has been implemented which will seek to address the process and equipment reliability issues.
- The BHP Board has approved A$46m of capital expenditure to determine if the facility is technically viable. This amount is in addition to current ongoing operating losses incurred by the plant. Any further capital costs will be expensed.
- Additional capital is expected to be required to determine the economic viability of the plant.
- A final decision on the asset's retention within the BHP portfolio will be made by the end of the calendar year.
- For the ten months to 31 March 2000, HBI Port Hedland had produced 343 000 tonnes and incurred an operating loss after tax of A$(116)million and negative cashflow of A$(94) million.

Write Off of Carrying Value

BHP's financial results for the March 2000 quarter include a A$1 138 million (before tax) write-off of the Port Hedland HBI plant, excluding working capital and land. The write-off was a result of a review of the carrying value of the asset in accordance with Australian Accounting Standards and BHP Policy.

Australian Accounting Standard AASB 1010, Accounting for the Revaluation of Non-Current Assets, requires a regular review of asset carrying values to ensure they do not exceed the asset's recoverable amount.

The plant was commissioned in February 1999. The total capital cost of the project was A$2.6 billion. The plant has previously been written down on two occasions as a result of the carrying value review process. An amount of A$590 million (before tax) was written off in the year ended May 1998 and a further A$829 million (before tax) was written off in the year ended May 1999.

These write-downs were due to significant capital cost overruns and unfavourable changes in key assumptions used to estimate the operation's future cashflows.

At November 1999 the asset passed the carrying value test. Since November the asset's recoverable amount has been significantly reduced. This is due to continuing operational issues and a revised operating plan.

Key changes impacting on the calculation of recoverable amount included: lower production and sales volumes, lower sales prices, increased average cost of production and higher capital expenditure to support modifications. This analysis led to the recommendation for a complete write-off of the asset.

Background

In February 1999 BHP completed construction of the HBI plant at Port Hedland in Western Australia. The facility is integrated with BHP's Western Australian iron ore operations.

The plant processes iron ore fines into partially metallised iron granules that are compressed into small briquettes for use in electric arc furnace and blast furnace operations.

The plant is the first FINMET plant in the world. This technology has been developed jointly by Voest Alpine Industries and FIOR de Venezuela based on the existing FIOR technology.

Process Description

- Iron ore fines are concentrated at the benefication plant.
- Concentrate is dried and charged to the feed bins.
- From the feed bins the ore is lifted to the top of the reactor structure and charged to the reactor train via a pressurised lock hopper system.
- A gas plant converts natural gas to hydrogen and carbon monoxide (reducing gases used in the plant's reactors).
- As the concentrate travels down the reactor train the gas flows upwards, extracting oxygen and reducing the iron to partially metallised iron granules.
- The briquetting plant compresses the metallised iron granules into small briquettes.

Process Flowsheet


Ore Feed
Feed System
Scrubber/Water Removal
Reactor Train
H_2O
R4
R3
R2
R1
Recycle Gas
Steam Reformer
Air
Natural Gas
Natural Gas
Steam
CO Shift Reac
CO_2 Removal
CO_2
Reducing Gas Heater
Natural Gas
Air
Briquettes

The HBI plant includes:

- An overland conveyor carrying ore to the plant and HBI back to the Finucane Island shiploader for export.
- An iron ore stockpile area with stackers and reclaimers.
- A benefication plant to upgrade the ore.
- Two production modules each with two FINMET reactor trains.
- Two gas reforming plants and a briquetting plant.

The first shipment of HBI was despatched in May 1999.

BHP has experienced persistent commissioning difficulties, major cost overruns and significant operational issues with the plant. This has lead to an inability to achieve commissioning production targets and product specifications.

Current Status

Operating performance has continued to be well below expectations in recent months. November 1999 was the best month in terms of production (70 000 tonnes). This level has not been equalled since.

An electrical storm and subsequent power failure were responsible for the commencement of a seven week shutdown from early February. During this period maintenance and modifications were undertaken on the plant. Operations re-started in late March without significant improvement in production reliability.

Key operating issues relate to solids transfer problems with the production of a sticky material that causes blockages and interrupts production. Subsidiary difficulties include mechanical reliability of equipment, as well as long shutdown and maintenance periods for trains. A number of safety issues have also been raised as a consequence of safety reviews by Du Pont and the Western Australian Department of Minerals and Energy.

A review of the asset in February-March 2000, conducted by a team including external consultants, concluded that a process change and associated plant modifications to the existing facilities were required.

A detailed project plan has been developed to trial these modifications. The BHP Board has approved A$46 million of capital to determine if the facility is technically viable. If sufficient progress is shown, and the Board elects to continue, further capital expenditure will be required to complete implementation of the project plan.

A decision relating to the economic viability of the Port Hedland facility, and hence BHP's continued operation of the facility, will be made by the end of the calendar year.

The performance of the asset, given its significant impact on BHP's financial performance, represents one of the major portfolio management issues for the Policy Committee. If a decision is taken to cease operations and shut down the plant, it would be necessary to make provision for take or pay and other liabilities amounting to approximately A$1.1 billion before tax and mitigation of exposure.

HBI Venezuela

BHP has a 50 per cent interest in Orinoco Iron, a company formed to construct a new FINMET HBI plant in Puerto Ordaz, Venezuela.

This project is approximately 90 per cent complete with production of first briquette expected in June 2000.

The Venezuela HBI plant has a number of technical and operational factors that differ from the experience at the Port Hedland HBI plant. These include:

- Engineering
  - The plant design is simpler.
  - Plant design at Orinoco has incorporated many of the process learnings gained from Port Hedland over the last 18 months.
- Experienced Operational Personnel
  - Key Orinoco Iron personnel have gained experience with FIOR in Venezuela and FINMET at Port Hedland.

BHP's investment in HBI Venezuela has been reviewed under the carrying value process and satisfies the accounting test. Apart from the above technical and operational differences, the Venenzuelan HBI plant also has significantly lower capital costs, as well as lower ongoing operating costs, in terms of inputs such as ore, gas, power, labour and water.

Contact details

For clarification contact:

Investor Relations

Dr Robert Porter (Melbourne)
Vice President Investor Relations
Ph: (61 3) 9609 3540 Fax: (61 3) 9609 3006
Email: Porter.Robert.R@bhp.com.au

Mr Andrew Nairn (Melbourne)
Senior Business Analyst
Ph: (61 3) 9609 3952 Fax: (61 3) 9609 3946
Email: Nain.Andrew.AW@bhp.com.au

Mr Pierre Hirsch (San Francisco)
Manager, Investor Relations
Ph: (1 415) 774 2030 Fax: (1 415) 774 2530
Email: Hirsch.Pierre.PL@bhp.com.au